Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS FIRST QUARTER RESULTS AND INCREASED
DIVIDEND – STRONG EARNINGS AND CASH FLOW, WITH SOLID GROWTH

TORONTO, ONTARIO, May 7, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the first quarter ended March 31, 2008.  All dollar amounts are expressed in US dollars unless otherwise specified.

2008 FIRST QUARTER HIGHLIGHTS

Highlights from the period of January 1, 2008 to March 31, 2008 include the following:

•	Mine operating earnings of $195.2 million.
•	Adjusted earnings of $134.7 million or $0.20 per share.
•	Cash flow from operations of $140.0 million before changes in non-cash working capital representing $0.21 per share.
•	Total revenue of $356.1 million.
•	Total production of 237,495 gold equivalent ounces (GEO) at an average cash cost after by-product credits of $(124) per GEO.

This quarter is the first fully integrated quarter following Yamana’s acquisition of Meridian and Northern Orion at the end of 2007.

Financial and Operating Summary

Revenue and mine operating earnings both reached record levels for the quarter. Revenue increased to $356.1 million, representing a 145% increase from the first quarter last year, and a 63% increase from the preceding quarter.  Revenue is comprised of $121.9 million from gold sales, $192.4 million from concentrate sales, and $41.7 million from silver sales.  Mine operating earnings for the quarter were $195.2 million, a 156% increase from the first quarter last year and 155% from the preceding quarter.

Adjusted earnings for the quarter of $134.7 million ($0.20 per share) represents a 185% increase from the first quarter last year and a 282% increase from the preceding quarter. Net earnings of $63.1 million are adjusted to reflect the economic impact of copper hedges.  Adjusted earnings best compares to analyst consensus estimates for earnings as the non-cash loss or gain impact of mark-to-market for future delivery of copper sold forward do not impact the particular quarter for which financial results are given.  Adjusted earnings takes into account only the gain or loss actually realized in the period. Certain non-recurring items for the quarter and in particular the one-time positive adjustment of approximately $2.7 million related to the impairment of certain fixed assets are not included in adjusted earnings.

Cash flow from operations of $140.0 million ($0.21 per share) before changes in non-cash working capital items for the quarter represents a 103% increase from the first quarter last year, and a 399% increase from the preceding quarter. The increase in cash flow from operations is primarily due to a full quarter of operations from mines acquired during the fourth quarter last year and the continuing operations of Yamana’s legacy mines.

Total production of 237,495 gold equivalent ounces (GEO) for the quarter represents a 97% increase from the first quarter of 2007.  In addition, the Company produced 41 million pounds of copper. Production in Q1 2008 was in part impacted by the seasonality of certain mines and the integration of operations following recent acquisitions which is now complete. Production is expected to increase quarter over quarter.

Overview of Financial Results

The following table presents a summary of financial information for the quarter ended March 31, 2008 with comparatives for the quarter ended March 31, 2007:

(in thousands of dollars)	March 31,	March 31,
	2008	2007

Revenues	$356,060	$145,133
Cost of sales	(109,965)	(58,174)
Depreciation, amortization and depletion	(49,630)	(10,254)
Accretion of asset retirement obligations	(1,217)	(330)

Mine operating earnings	195,248	76,375

Expenses
General and administrative and other expenses	(16,343)	(8,683)
Other losses	(8,044)	(7,845)

Operating earnings	170,861	59,847

Other expenses	(28,895)	(2,871)
Unrealized loss on derivatives	(103,348)	(8,769)

Earnings before income taxes and equity earnings	38,618	48,207

Income tax (provision) recovery	3,255	(20,781)
Equity earnings from Minera Alumbrera	21,246	-

Net earnings	$63,119	$27,426

Earnings Adjustments

Stock-based compensation	-	425
Foreign exchange loss (gain)	1,850	1,419
Unrealized gain or loss on derivatives	103,348	8,769
Loss on impairment of Fazenda Nova and sill pillar failure expenses	-	7,845
Future income tax expense on foreign currency translation of inter corporate debt	1,506	5,183

Adjusted earnings before income tax effects	169,823	51,067

Income tax effect of adjustments on Earnings	(35,158)	(3,787)

Adjusted earnings	$134,665	$47,280

Adjusted earnings per share	$0.20	$0.13

Cash flow from operating activities (before changes in non-cash working capital items)	$140,000	$68,928

Cash flow from operating activities per share	$0.21	$0.20

Capital expenditures	$116,733	$25,743

Cash and cash equivalents (end of period)	$213,916	$69,808

Average realized gold price per ounce	$927	$645
Average realized silver price per ounce	$17.83	-
Chapada average realized copper price per lb	$3.54	$2.81

Gold sales (ounces)	187,200	122,699
Silver sales (ounces)	2,412,612	-
Chapada payable copper contained in concentrate sales (millions of lbs)	33.2	23.9

The Company previously provided information on production and costs in total and by mine for Q1 2008.  Further detail is available in Yamana’s Financial Statements and Management’s Discussion & Analysis.  For complete financial disclosure and further detail about the financial results and operations please see Yamana’s Financial Statements and Management’s Discussion & Analysis at www.yamana.com or www.sedar.com.

An update on exploration and developments extending after Q1 2008 follows below.

INCREASED DIVIDEND

The Board of Directors has modified its dividend policy, indicating that the quarterly dividend is to become a monthly dividend, and will increase at the end of June to an annualized US$0.12 per share, or US$0.01 per share per month.  This dividend will initially be paid for the quarter at US$0.03 per share, payable July 14, 2008 to holders of record at the close of business on June 30, 2008, and US$0.01 per share per month thereafter.  This represents a 300% increase over the prior annualized dividend of US$0.04 per share, or US$0.01 per share per quarter.  This results in a dividend yield of approximately 1% based on recent share prices, positioning Yamana with one of the best yields among gold mining companies.

Yamana is committed to delivering value to shareholders including by means of dividends and it will continue to periodically evaluate the dividend level as its cash flows increase. Yamana is also committed to maintaining its status as a mining company with one of the best dividend yields among gold mining companies.

EXPLORATION UPDATE – EL PEÑÓN AND GUALCAMAYO

El Peñón, Chile
Drilling at El Peñón commenced in late February with three drills. The main objectives of the program are: moving the inferred resource at Bonanza to measured and indicated through an infill drilling program, extending the strike length of the Bonanza and Al Este vein structures and identifying new veins within the North Block.

Hole SNF0005, which is an extension drilled 700 metres to the north of the mineralized zone, intersected 2.75 metres at 78.33 g/t Au and 217.67 g/t Ag at the 1,540 metre elevation.  Follow up drilling returned the following results:

Hole	From (m)	To(m)	Width (m)	Au(g/t)	Ag(g/t)

SNF0005	478	484	2.75	78.33	217.67
SNF0006	527	529	0.92	31.70	43.60
SNF0007	477	478	0.39	4.55	24.40
SNF0008	312	316	1.56	0.15	1.25

The mineralization at Bonanza North occurs in the same geologic environment as Bonanza although there appears to be a significant vertical displacement between the two zones. There are currently no drill holes between Bonanza and Bonanza North.  A fourth drill will be arriving at El Peñón which will test new targets and the current three drills will focus on connecting the Bonanza ore body with the Bonanza North discovery.  If successful, the Bonanza ore body could potentially double in strike length from 800 metres currently to over 1,500 metres and thereby potentially meaningfully increasing resources.

Bonanza, and the North Block more generally, represent significant potential for further increases of resources at El Peñón and at apparently higher grade than the current resource grade which should support planned further production increases at El Peñón.

Gualcamayo, Argentina

Exploration efforts during the first quarter were focused on the completion of an underground tunnel to facilitate underground infill drilling of the QDD Lower West deposit and the extension of the QDD Lower West deposit to the northwest with deep exploration drilling.  Results from these efforts have resulted in significant new mineralized intercepts that extends the size of the QDD Lower West deposit to a total strike length of 500 metres, 100 metres of thickness and up to 160 metres vertically.

The new tunnel has been completed to its design length of 200 metres at an azimuth of 280o from the end of the main underground access tunnel.  During the excavation, the QDD Lower West deposit was crossed at approximately 50 metres above the grade shell and returned 63.5 metres of 1.65 g/t Au  starting approximately 90 metres along the tunnel including a section of 25.9 metres of 2.9 g/t Au starting at 122.4 metres along the access.  This confirms the grade of QDD Lower West but also significantly expands the known mineralization vertically by at least 50 metres.

A total of six holes have been completed from the underground drill program.  Results have been received for two of the holes, 08QD-510 and 08QD-517.

Hole	From (m)	To (m)	Length (m)	Au (g/t)
08QD-510	79.4	191.2	111.8	1.2
	199.9	213.5	13.6	2.5
08QD-517	54.35	103.05	48.7	2.8

Hole 08QD-510 extended the zone both up and down dip by at least 10 metres in each direction.  Hole 08QD-517 also intersected the known grade shell confirming the grade but also increased the width of the grade shell by 17 metres. Both of these drill intersections will add to the current resource.

In addition, two deep holes, 08QD-516 and 08QD-515, were completed from the surface in an attempt to extend the QDD Lower West deposit down dip to the west.  Results received from 08QD-516 confirmed an extension of 175 metres westward with an intersection of 201.1 metres of 1.6 g/t Au starting at 454.27 metres down hole including 110.8 metres of  2.24 g/t Au.  The drill hole ended in an area of strong mineralization and warrants further drilling below the level of current drilling. Results are pending for 08QD-515.

These results support the view that QDD Lower West may be a larger ore body than originally contemplated and reflected in the current resource estimate.  QDD Lower West is the third and most prospective of the mineralized zones at Gualcamayo.  Production will initially begin at the QDD deposit at Gualcamayo followed by AIM and then QDD Lower West. An update to the feasibility study completed for QDD and AIM is planned to include QDD Lower West by year end.  Total production is expected to exceed 300,000 ounces per year for a sustainable period once QDD Lower West is in production which is planned for 2010.

Quality Assurance and Control

A description of the quality assurance program and quality control measures applied during the execution of the work being reported on for each of El Peñón and Gualcamayo can be found in each of the following reports filed on SEDAR at www.sedar.com: 1) the “Technical Report on the El Peñón Mine, Chile Resource Audit” effective as of October 2007, dated February 11, 2008 and (2) the “Mineral Resource Update Gualcamayo Gold Project, San Juan Province, Argentina” dated March 2008.

Qualified Person

Mr. William H. Wulftange, P. Geo., Director, Corporate Technical Compliance of Yamana Gold Inc., has reviewed and approved the scientific or technical information contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101.

OPERATIONS UPDATE – JACOBINA AND GUALCAMAYO

Jacobina, Brazil
During the first quarter, as previously announced, the Company shut down the plant at Jacobina for refurbishment of one of the mills to accommodate higher throughput expectation as part of the ongoing expansion plan.  Since then, the first phase of Jacobina’s expansion has been undergoing commissioning and the Company has now undertaken the second phase of the expansion. In April 2008, the plant resumed operations and commencing in May 2008 throughput is expected to increase from approximately 5,000 tonnes per day to over 6,500 tonnes per day by the end of the second quarter.  Yamana  is planning plant capacity to increase to more than 7,500 tonnes per day by the end of 2008.  Development work will continue throughout 2008 and in the process the Company will develop a full and comprehensive mine plan, expected in the Summer, to accommodate the expansion and longer term processing of ore at the various levels of plant capacity.  With development work that began in 2007 at the newer areas, approximately one-third of the ore will come from the newer mines in 2008 increasing over time as development work continues.  Production in Q2 2008 is expected to exceed 21,000 ounces increasing to 40,000 to 45,000 ounces in Q4 2008 as compared to 12,700 ounces of gold in Q1 2008.  Jacobina is a complex of four mines with a common plant.

Gualcamayo, Argentina
Construction continues at the QDD open pit deposit at Gualcamayo. Overall progress is now at approximately 75 per cent completion with construction expected to be completed by year end.  The principal ore pass excavation is completed and the ore pass  is being prepared to accommodate ore feed. Excavation of the underground crushing chamber below the ore pass is in progress.  Mine construction is well advanced, with most of the engineering completed, along with the power line and substation.  All major equipment is on site or delivery is in progress. Construction of the leach pads is well advanced and the pads are expected to be completed in mid-Summer.  Delivery of ore to the pads for a build up of inventory will begin once construction of the pads is completed.  Production for 2008 is expected to be up to 25,000 ounces of gold and the Company expects to have approximately 55,000 to 60,000 ounces of gold in inventory contained in 1.3 million tonnes of ore loaded on the leach pads by year end.  This will contribute to achieving full commercial production targets for 2009.  Guidance for 2009 is for commercial production of 220,000 to 250,000 ounces of gold.

SECOND QUARTER 2008 GUIDANCE

Production for the second quarter of 2008 is expected to be 265,000 to 280,000 GEO and is expected to increase quarter over quarter for the balance of the year. Most of the increase will be from El Peñón, Chapada and Jacobina.  At El Peñón, planned production remains on track to be at an annualized level of 500,000 GEO by the end of 2008.  At  Chapada, production is expected to continue to increase quarterly for the remainder of the year as the seasonal impact of the rainy season dissipates.  At Jacobina the plant restarted in April 2008 and throughput is expected to increase initially from 6,500 tonnes per day in Q2 2008 to over 7,500 tonnes per day by the end of 2008.

STRATEGIC OUTLOOK

Yamana has previously indicated that its production range is targeted to be 1.95 to 2.5 million GEO in 2012.  Based on existing resources, sustainable production of 1.95 million GEO is supported for and from 2012.  Assuming all planned projects are developed as planned and on schedule, the maximum production would increase to the higher end of the range.  Based on existing resources and proposed increases at projects now being evaluated, the Company has formed a strategic objective of 2.2 million GEO in 2012. As the Company matures its projects, increases its resources and continues with feasibility work, the Company will upgrade its strategic plan into a more formalized mine plan for each project under evaluation.

LOOKING AHEAD

Upcoming Events

Event	Expected Date
Resource updates for some or all of La Pepa, Jeronimo, Amancaya	Q2 2008
Ongoing drill programs at Mercedes and El Peñón	Q2 to Q4 2008
Gualcamayo achieves commercial production	Late 2008
Completion of Phase Two expansion at Jacobina	Late 2008
Gualcamayo feasibility study update (QDD Lower West)	Late 2008
Feasibility study for Mercedes	Late 2008
Complete internal study on Chapada pyrite and oxide project	Late 2008

CONFERENCE CALL
A conference call and audio webcast is scheduled for May 8, 2008 at 11:00 a.m. E.T. to discuss the 2008 first quarter results.

Conference Call Information:

Local and Toll Free (North America):	866-540-8136
International:	+1 416-340-8010
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call:	800-408-3053 Passcode 3259169#
Replay Call:	+1 416-695-5800 Passcode 3259169#

The conference call replay will be available from 1:00 p.m. EST on May 8, 2008 until 11:59 p.m. E.T. on May 22, 2008.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plant or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), prices for sulphiric acid and currency exchange rates (such as Brazilian Real versus the US Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters, changes in project development and production time frames, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, successful completion and operation of the ore pass at Gualcamayo, availability of a local market for the sale of sulphiric acid, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce  (“GEO”) data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product revenues from operating cash costs.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio.  Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics.  Cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock options expense, (b) foreign exchange loss, (c) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (d) unrealized gains (losses) on commodity contracts, (e) debt repayment expense, (f) impairment losses, (g) non-controlling interest and (h) internal transaction costs. The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.